Exhibit 99.1

MGM Resorts International to Name Kirk Kerkorian as Director Emeritus

Long-time Director and Legendary Businessman to Transition into Advisory Role for Board and Management

LAS VEGAS, April 14, 2011 /PRNewswire/ — The Board of Directors of MGM Resorts International (NYSE: MGM) today announced that it had voted unanimously to recognize Kirk Kerkorian, the legendary businessman and philanthropist, with the distinction of Director Emeritus.

As Director Emeritus, Mr. Kerkorian will serve as a senior advisor to both MGM Resorts management and the Board, and will have a standing invitation to attend any meeting of the Board or its executive committee. He will not, however, retain voting rights on Board matters.

“Kirk’s contributions to the growth and development of MGM Resorts are far too many to detail,” said MGM Resorts International Chairman and CEO James J. Murren. “Of even greater impact, however, have been the contributions of his time, talent and treasure to so many throughout the Las Vegas community, across the United States and around the world,” Mr. Murren said.

“Throughout the years, I have relied on Kirk far beyond his role as our largest shareholder,” said Mr. Murren. “He has always been available to discuss any detail or issue, and I look forward to continuing to receive the benefit of his counsel for many years to come.”

Mr. Kerkorian will serve out his current term as a board member, due to expire at the company’s 2011 Annual Meeting of Shareholders this June, at which time he will transition to his status as Director Emeritus. Upon his formal appointment, he will become the first Director Emeritus in the company’s history.

“One of the most rewarding aspects of my life has been my association with MGM Resorts and its predecessor companies,” said Mr. Kerkorian. “I am deeply indebted to the hundreds of thousands of men and women who have worked for our companies through these many years. Their hard work and dedication to success created the extraordinary opportunity to share our success with others. It has been a privilege to work with them all, and I look forward to continuing to regularly consult with Jim and the Board of this wonderful company.”

BACKGROUND NOTES

Corporate History

Mr. Kerkorian first visited Las Vegas in 1945 as a Cessna pilot. His first venture in the gaming business was with a stake in the Dunes Hotel in 1955. In the 1960s, he was actively buying land in Las Vegas for development.

By 1969, his International Leisure company was opening what was then the largest hotel in the world: the International Hotel. From its opening night, the $55 million International Hotel set a new bar for entertainment: Barbra Streisand was the resort’s first headliner, the rock musical ‘Hair’ was in another showroom and the opening lounge act was Ike and Tina Turner. Elvis Presley followed Streisand in the main showroom and changed the face of Las Vegas.

In 1973, Mr. Kerkorian’s company opened the original MGM Grand Hotel (now Bally’s), which was the largest hotel in the world at that time. The new $107 million megaresort was named for a 1932 MGM film, “Grand

Hotel,” and featured 2,084 rooms, a 1,200-seat showroom and amenities like a shopping arcade, movie theater and jai alai fronton.

Following the 1986 sale of the original MGM Grand hotels in Las Vegas and Reno to Bally’s, Mr. Kerkorian led the development of the present day MGM Grand Hotel. At 5,000 rooms, it was the largest hotel in the world when it opened in 1993. To celebrate the opening, Barbra Streisand gave an unprecedented concert in the 17,000 seat MGM Grand Garden arena.

In 2000, Mr. Kerkorian led the first of two significant transactions, the acquisition of Mirage Resorts. The second occurred just four years later when that company, MGM MIRAGE, merged with Mandalay Resort Group.

The 2009 opening of CityCenter would mark the fourth time that Mr. Kerkorian would be involved in the opening of a record-setting hotel complex. The $8.5 billion resort, residential and retail complex was not only the largest private investment ever made in U.S. history, but it would also be recognized as the largest sustainable project ever built.

MGM Resorts International (NYSE: MGM) is one of the world’s leading global hospitality companies, operating a peerless portfolio of destination resort brands, including Bellagio, MGM Grand, Mandalay Bay and The Mirage. The Company has significant holdings in gaming, hospitality and entertainment, owns and operates 15 properties located in Nevada, Mississippi and Michigan, and has 50% investments in four other properties in Nevada, Illinois and Macau. One of those investments is CityCenter, an unprecedented urban resort destination on the Las Vegas Strip featuring its centerpiece ARIA Resort & Casino. Leveraging MGM Resorts’ unmatched amenities, the M life loyalty program delivers one-of-a-kind experiences, insider privileges and personalized rewards for guests at the Company’s renowned properties nationwide. Through its hospitality management subsidiary, the Company holds a growing number of development and management agreements for casino and non-casino resort projects around the world. MGM Resorts International supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its gaming properties. The Company has been honored with numerous awards and recognitions for its industry-leading Diversity Initiative, its community philanthropy programs and the Company’s commitment to sustainable development and operations. For more information about MGM Resorts International, visit the Company’s Web site at www.mgmresorts.com.

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” within the meaning of Section 21E of the U.S. the Securities Exchange Act of 1934, as amended, and other related laws that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company’s public filings with the Securities and Exchange Commission. We have based those forward-looking statements on management’s current expectations and assumptions and not on historical facts. In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise except as required by law.

SOURCE MGM Resorts International

For further information: Investors, Daniel J. D’Arrigo, Executive Vice President, Chief Financial Officer and Treasurer , +1-702-693-8895, or Media, Alan M. Feldman, Senior Vice President of Public Affairs, +1-702-650-6947, afeldman@mgmresorts.com, both of MGM Resorts International